November 5, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

United States of America

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of October 22, 2013 regarding:

SPAR Group, Inc. (“Company”)

Item 4.01 Form 8-K

Filed October 18, 2013

File No. 000-27408

We acknowledge:

●	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
●	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated October 22, 2013:

Item 4.01 Form 8-K Filed October 18, 2013

1.

“Please amend your Form 8-K to clearly state whether each of Rehmann Robson and Gossler, Sociedad Civil, Member Crowe Horwath International resigned, declined to stand for re-election or were dismissed and the date this occurred. Based on your disclosures, we assume that these firms were dismissed. Refer to Item 304(a)(1) of Regulation S-K.”

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc. Corporate Office * 333 Westchester Avenue, South Building, Suite 204 * Tarrytown NY 10591-5198 * Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson

Securities and Exchange Commission

November 5, 2013

Response:

We have amended our Form 8-K to acknowledge that on October 14, 2013, with the appointment of BDO USA, LLP ("BDO") as the Company’s principal independent accountant, Rehmann Robson was effectively dismissed as the Corporation's principal independent accountants for 2013 (commencing with the review of the financial statements for the Corporation's third quarter). Additionally, the Corporation also has amended the Form 8-K to state that effective October 14, 2013, by engaging BDO the Corporation effectively dismissed Gossler, Sociedad Civil, Member Crowe Horwath International, as the international auditor and local independent accountants for its subsidiary in Mexico, SPAR TODOPROMO, SAPI, de CV.

2.

“Please amend your Form 8-K to disclose whether during the years ended December 31, 2012 and 2011 and any subsequent interim period through the date of engagement you consulted with BDO USA, LLP (BDO) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by BDO, in either case where written or oral advice provided by BDO would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and any of your former auditors (Rehmann Robson and Gossler, Sociedad Civil), or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.”

Response:

We have amended our Form 8-K filing to reflect that, the Corporation did not, during its two most recent fiscal years ended December 31, 2011 and 2012, or any subsequent interim or other period ended October 14, 2013 (the date of BDO's engagement), consult with BDO regarding (as contemplated in Regulation S-K §304(a)(2)): (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Regulation S-K §304(a)(1)(iv) and the related instructions to that item) or a reportable event (as described in Regulation S-K §304(a)(1)(v)).

Jennifer Thompson

Securities and Exchange Commission

November 5, 2013

3.	“Please file updated Exhibit 16 letters with your amended Form 8-K.”

Response:

All Exhibit 16 letters have been updated in the amended Form 8-K as filed on November 5, 2013.

Hopefully, the above response has satisfactorily answered your question. If you have further questions, please contact me at 914-332-4100.

Sincerely,

/s/James R. Segreto

James R. Segreto

Chief Financial Officer